Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

RECEIVED

File No. 82-34759
August 10, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

07026219

Securities and Exchange Commission

AUG 22 2007

Office of Investor Education & Assistance

Re: Kao Corporation – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since July 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
AUG 28 2007
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dlw 8/27

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE July 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated July 23, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Business Results released on July 24, 2007
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated July 24, 2007
(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Press release dated July 24, 2007
(Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

(5) 2007 Annual Report for the fiscal year ended March 31, 2007
(Attached hereto as Exhibit A-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on Registration for Stock Options dated July 24, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-5)

(2) Securities Registration Statement for Stock Options dated July 24, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-6)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on Registration for Stock Options

Pursuant to the Securities and Exchange law of Japan, a report on registration for offering the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for company directors or employees and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

July 24, 2007–Kao made an offering of stock acquisition rights as stock options to members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors.

(2) Securities Registration Statement for Stock Options

Pursuant to the Securities and Exchange law of Japan, securities registration statement on offering of the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for outsider (including oversea affiliate's employee) and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

July 24, 2007–Kao made an offering of stock acquisition rights as stock options to employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies.

Exhibit A-1

Notice Regarding the Dissolution of a Subsidiary

July 23, 2007
Kao Corporation hereby makes the following announcement: Kao Corporation has decided to liquidate and dissolve its consolidated subsidiary, Shanghai Kanebo Cosmetics Trading Co., Ltd.

1. Overview of Shanghai Kanebo Cosmetics Trading Co., Ltd.

Corporate name:	Shanghai Kanebo Cosmetics Trading Co., Ltd.
Business activities:	International trade; import and export and wholesale of cosmetics
Date established:	August 8, 2002
Registered place of business:	Shanghai, People's Republic of China
Representative:	Takao Iwama
Paid-in capital:	USD 500 thousand
Fiscal year end:	December 31
Shareholder:	Kanebo Cosmetics Inc. 100% *Note: Kanebo Cosmetics Inc. is a wholly owned subsidiary of Kao Corporation*
Employees:	0 (as of June 30, 2007)

2. Reason for the Dissolution

In April of 2006, Kanebo Cosmetics Inc. consolidated its sales hub in China into Kanebo Cosmetics (China) Co., Ltd., leaving Shanghai Kanebo Cosmetics Trading Co., Ltd. without employees and, effectively, a dormant company. Hence, the dissolution of Kanebo Cosmetics Trading Co., Ltd. has been decided.

3. Schedule

Shanghai Kanebo Cosmetics Trading Co., Ltd. will start liquidation procedures without delay on or after July 2007.

4. Effect on business results

There will be negligible effects on the consolidated and non-consolidated business results of Kao Corporation.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

News Release July 24, 2007

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2007

Tokyo, July 24, 2007 — Kao Corporation today announced its consolidated business results for the three months ended June 30, 2007, the first quarter of the year ending March 31, 2008. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30				Fiscal 2006, ended
	2007	2006	Change	**2007 (US$)**	March 31, 2007
	Yen		%	U.S. dollars	Yen
Net sales	**¥318,225**	¥283,854	12.1	**$2,581.7**	¥1,231,808
Operating income	**25,623**	24,197	5.9	**207.9**	120,858
Ordinary income	**25,479**	24,531	3.9	**206.7**	120,176
Net income	**13,006**	12,806	1.6	**105.5**	70,527
Total assets	**1,253,440**	1,220,052		**10,169.1**	1,247,797
Total net assets	**573,729**	519,320		**4,654.6**	574,751
Net worth/total assets	**44.9%**	41.8%		**44.9%**	45.2%
Net worth per share (yen/US$)	**1,032.76**	934.88	10.5	**8.38**	1,035.66
Net income per share (yen/US$)	**23.86**	23.50	1.5	**0.19**	129.41
Net income per share, diluted (yen/US$)	**23.83**	23.48	1.5	**0.19**	129.29
	Yen			U.S. dollars	Yen
Net cash provided by operating activities	**23,931**	18,623		**194.2**	164,977
Net cash used in investing activities	**(12,430)**	(13,812)		**(100.8)**	(63,227)
Net cash used in financing activities	**(6,830)**	(9,085)		**(55.4)**	(83,665)
Cash and cash equivalents at end of period	**92,665**	63,397		**751.8**	88,154

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on June 29, 2007, of yen 123.26=US$1, and are presented solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*
3. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
4. *Change in accounting treatment: Business segments in both* Sales Composition *and* Segment Information by Business *have been changed from as of the current fiscal year. Figures for previous periods have been restated to reflect the change.*
5. *Change in scope of consolidation during the current fiscal year: Kao Cosmetics Co., Ltd. has been removed from the scope of consolidation due to its merger with Kao Hanbai Company, Ltd., which concurrently changed its name to Kao Customer Marketing Co., Ltd.*
6. *Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Forecast of Consolidated Results for the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2007		Year ending March 31, 2008	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	640,000	5,192.3	1,290,000	10,465.7
Operating income	49,000	397.5	114,000	924.9
Ordinary income	47,000	381.3	111,000	900.5
Net income	26,000	210.9	66,000	535.5
Net income per share (Yen/US$)	47.69	0.39	121.06	0.98
Cash dividend per share	27.00	0.22	54.00	0.44

Notes:

1. *Except net income per share, the forecasts for the six months ending September 30, 2007 and the fiscal year ending March 31, 2008 remain the same as on April 23, 2007, when Kao announced its results for the year ended March 31, 2007.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 29, 2007, of yen 123.26=US$1, and are presented solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Kao Corporation

News Release July 24, 2007

Summary of Consolidated Business Results and Financial Condition for the First Quarter Ended June 30, 2007

1. Qualitative Information on Consolidated Business Results

During the three months ended June 30, 2007, the Japanese economy was recovering due to improved corporate earnings and an upturn in consumer spending, although consumer prices remained flat. In the domestic market for consumer products (excluding prestige cosmetics), which is Kao's main market, retail prices began to trend upward in major product categories.

Consolidated net sales for the three months ended June 30, 2007, the first quarter of the fiscal year ending March 31, 2008, increased 12.1 percent compared with the same quarter a year earlier to 318.2 billion yen. Excluding the effect of currency translation, net sales would have increased 10.2 percent. Kao continued to promote products with high added value, which resulted in generally good performance in each business segment. An additional factor in the sales increase was a three-month consolidation period for Kanebo Cosmetics Inc., compared with two months in the first quarter of the previous year.

Income suffered a negative impact from higher raw material prices. Moreover, Kao increased marketing expenditures for growth. However, as a result of factors including sales growth and cost reduction activities, operating income increased 1.4 billion yen compared with the same quarter a year earlier to 25.6 billion yen, ordinary income increased 0.9 billion yen to 25.4 billion yen, and net income increased 0.1 billion yen to 13.0 billion yen.

The main exchange rates used for translating the financial statement items (income and expenses) of foreign subsidiaries and affiliates were 119.41 yen per U.S. dollar and 157.26 yen per euro.

Summary of Results by Business Segment

Japan is undergoing dynamic shifts due to structural changes including the declining birth rate, aging population, later marriage and increase in single households, in addition to changes in consumers' product selection and purchasing attitudes, and associated changes in retailing. In order to respond to these changes and to quickly and forcefully implement its consumer-driven growth strategy, Kao reorganized its operations effective April 2007 by integrating the former consumer products business and prestige cosmetics business into the Consumer Products Business Segment, which is divided into three businesses (the Beauty Care Business, the Human Health Care Business and the Fabric and Home Care Business), for a total of four businesses together

with the Chemical Business Segment, which comprises the former chemical products business. For the major products of each business segment, please see the Appendix on page 8.

Consumer Products Business Segment

Sales increased 11.8 percent compared with the same quarter a year earlier to 264.2 billion yen. In Japan, sales increased 12.4 percent to 209.9 billion yen, as Kao took measures that included launching new products in response to various changes and reinforcing its sales structure by integrating its consumer products and prestige cosmetics sales companies. In Asia and Oceania, sales increased 20.9 percent to 19.6 billion yen, as Kao realized the benefits of structural reforms and unified management across the Asian region, including Japan. Excluding the effect of currency translation, net sales would have increased 13.0 percent. In North America and Europe, despite greater competition, sales increased 8.0 percent to 38.9 billion yen. Excluding the effect of currency translation, net sales would have increased 2.2 percent.

Operating income increased 3.2 billion yen compared with the same quarter a year earlier to 20.4 billion yen as a result of the increase in sales and other factors, despite an increase in expenses that included proactive marketing expenditures for further growth in Japan and overseas, in addition to the effects of rising prices for raw materials, mainly natural oils and fats.

Beauty Care Business
Sales increased 16.7 percent compared with the same quarter a year earlier to 153.2 billion yen.

In Japan, sales increased 21.4 percent to 110.0 billion yen. Sales of prestige cosmetics grew. High-end brands sold through counseling, such as *Impress*, *LUNASOL* and *est*, and self-selection brands such as the *KATE* makeup series performed well. Sales of premium skin care products increased substantially, with strong sales of new product *Bioré Meiku Torokeru Rikkido (Melting Liquid Makeup Remover)* and *Bioré U* body cleanser. Sales of premium hair care products grew substantially as products including *Segreta*, a new hair care brand, and *Essential Damage Care* shampoo and conditioner, which offer a new damage-care concept, won consumer support and sold well.

In Asia, sales increased due to strong sales of *Bioré* facial cleanser, mainly in Taiwan and Indonesia, and because Kanebo Cosmetics Inc. is aggressively expanding business in the retail channels of department stores and high-end drugstores in China.

Sales in North America and Europe were essentially unchanged from the same period of the previous fiscal year, excluding the effect of currency translation. Sales of premium skin care products increased due to the addition of high value-added products in the *Jergens natural glow*

series and a product line extension for *Curél*. However, despite steady growth in Europe, performance of the *John Frieda* premium hair care brand was weak due to a more competitive market in the United States. Sales of the *Molton Brown* brand increased strongly due to geographical sales expansion.

Operating income decreased 0.4 billion yen compared with the same quarter a year earlier to 4.5 billion yen as higher sales partially offset intensifying competition, proactive investment in marketing for growth and other factors.

Human Health Care Business

Sales increased 8.3 percent compared with the same quarter a year earlier to 46.2 billion yen.

In Japan, sales increased 7.4 percent to 42.4 billion yen. In food and beverage products, although the addition of a refreshingly sweet muscat flavor contributed to solid sales of *Healthya Water*, overall sales were basically flat. In sanitary products, Kao improved *Laurier Super Guard* sanitary napkins, which are designed to feel custom-made. Sales of baby diapers increased with continued strong consumer support for a product renewal that makes them gentler on the skin. In personal health products, *Medicated Pyuora* oral care products, which promote total oral cleaning, continued to perform well and sales increased substantially.

In Asia, overall sales grew as *Laurier* sanitary napkins sold strongly in Thailand and China.

Operating income increased 2.3 billion yen compared with the same quarter a year earlier to 3.0 billion yen mainly due to higher sales.

Fabric and Home Care Business

Sales increased 3.8 percent compared with the same quarter a year earlier to 64.7 billion yen.

In Japan, sales increased 1.6 percent to 57.4 billion yen. In fabric care products, sales of fabric treatments such as *Style Care Mist for Clothing* fabric conditioner, which was launched in fall 2006, increased steadily. However, in the laundry detergent category, while the decline in retail prices appears to be bottoming out, sales were flat as market competition remained severe. In home care products, sales of *CuCute* dishwashing detergent and *Quickle Wiper Handy* household duster kit increased.

Sales in Asia and Oceania increased significantly. In Thailand, Kao added to strong-selling *Attack Easy* with the launch of *Attack Soft Plus*. Moreover, Kao is realizing the benefits of its measures to reinforce sales in China.

Operating income increased 1.3 billion yen compared with the same quarter a year earlier to 12.9 billion yen mainly due to higher sales, which offset the impact of rising raw material prices.

Chemical Business Segment

Kao continued to work to further enhance the Chemical Business globally and locally with distinctive products that meet customer needs. As a result, sales increased 13.2 percent compared with the same quarter a year earlier to 61.9 billion yen. In Japan, sales increased 3.8 percent to 29.9 billion yen. Oleo chemicals achieved solid sales, while sales of superplasticizers for concrete admixtures and plastics additives increased in performance chemicals. In specialty chemicals, sales decreased compared with the same quarter a year earlier because sales of cleaners for electronic parts and polishing agents for hard disks were affected by inventory adjustments in their target industries. In Asia, sales increased 12.7 percent compared with the same quarter a year earlier to 15.4 billion yen. Excluding the effect of currency translation, net sales would have increased 5.9 percent. Sales of fatty alcohols increased due to production capacity expansion at a plant in the Philippines to meet growing demand. In North America and Europe, sales increased 21.9 percent compared with the same quarter a year earlier to 24.7 billion yen. Excluding the effect of currency translation, net sales would have increased 13.4 percent. Fatty amines, aroma chemicals and toner and toner binder performed well.

Operating income decreased 1.7 billion yen compared with the same quarter a year earlier to 5.0 billion yen due to the impact of rising raw material prices for natural oils and fats, despite Kao's efforts to adjust sales prices and reduce costs.

2. Qualitative Information on Consolidated Financial Condition

Total assets were 1,253.4 billion yen, an increase of 5.6 billion yen from the end of the previous fiscal year. Notes and accounts receivable and inventories increased 16.1 billion yen, reflecting factors including the sales increase, while intangible fixed assets decreased 10.7 billion yen as a result of amortization of intellectual property rights and goodwill.

Total liabilities increased 6.6 billion yen from the end of the previous fiscal year to 679.7 billion yen. Notes and accounts payable, short-term debt and accrued expenses increased 13.7 billion, while other current liabilities decreased 7.5 billion yen.

Total net assets decreased 1.0 billion yen from the end of the previous fiscal year to 573.7 billion yen. The primary factor increasing total net assets was net income for the first quarter of 13.0 billion yen, and the main factor decreasing total net assets was dividends. As a result, the net worth* ratio was 44.9 percent, compared with 45.2 percent at the end of the previous fiscal year.

**Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Net cash provided by operating activities was 23.9 billion yen. The principal components were income before income taxes and minority interests of 24.9 billion yen, depreciation and amortization of 22.3 billion yen, and an increase in trade payables of 4.1 billion yen, while income taxes paid were 9.5 billion yen, increase in inventories was 9.5 billion yen, and increase in trade receivables was 6.0 billion yen.

Net cash used in investing activities was 12.4 billion yen. The principal component was purchase of property, plant and equipment, and intangible assets totaling 11.0 billion yen.

Net cash used in financing activities was 6.8 billion yen, which mainly consisted of 12.7 billion yen for payments of cash dividends and a 5.6 billion yen increase in short-term debt.

As a result, the balance of cash and cash equivalents as of June 30, 2007 was 92.6 billion yen, an increase of 4.5 billion yen from the end of the previous fiscal year.

3. Qualitative Information on Forecast of Consolidated Results

Kao's first-quarter results were generally favorable. However, prices of raw materials, including natural oils and fats and crude oil, have been rising significantly compared with the beginning of the current fiscal year, causing uncertainty. In order to offset the impact of these rising prices, Kao will continue to work to expand sales and improve cost efficiency as it aims to achieve its previously announced forecasts. As a result, except for net income per share, the forecasts for the six months ending September 30, 2007 and the fiscal year ending March 31, 2008 remain the same as on April 23, 2007, when Kao announced its results for the year ended March 31, 2007.

[Appendix]

Major Products by Business Segment

Business Segment		Major Products	
Consumer products business	Beauty care business	Prestige cosmetics	Counseling cosmetics, self-selection cosmetics
		Premium skin care products	Soaps, facial cleansers, body cleansers
		Premium hair care products	Shampoos, conditioners, hair care products, hair coloring agents
	Human health care business	Food and beverage products	Cooking oils, beverages
		Sanitary products	Sanitary napkins, baby diapers
		Personal health products	Bath additives, oral care products, men's products
	Fabric and home care business	Fabric care products	Laundry detergents, fabric treatments
		Home care products	Kitchen cleaning products, house cleaning products, paper cleaning products, commercial-use products
Chemical business		Oleo chemicals	Fatty alcohols, fatty amines, fatty acids, glycerin, commercial-use edible fats and oils
		Performance chemicals	Surfactants, plastics additives, superplasticizers for concrete admixtures
		Specialty chemicals	Toner and toner binder, ink and colorants for inkjet printer ink, fragrances and aroma chemicals

Major Products of Former Business Segments

Business Segment	Product Category	Major Products
Consumer products business	Personal care products	Soaps, facial cleansers, body cleansers, shampoos, conditioners, hair care products, hair coloring agents, bath additives, oral care products, men's products
	Fabric and home care products	Laundry detergents, kitchen cleaning products, house cleaning products, fabric treatments, paper cleaning products
	Feminine care, baby care and other products	Sanitary napkins, baby diapers, cooking oils, beverages
Prestige cosmetics	Cosmetics	Counseling cosmetics, self-selection cosmetics
Chemical products business	Chemical products	Commercial-use edible fats and oils, fatty acids, fatty alcohols, glycerin, fatty amines, surfactants, polyurethane for shoe soles, plasticizers, toner and toner binder, fragrances and aroma chemicals

Consolidated Balance Sheets

Millions of yen

	(A) Q1/FY2007 June 30, 2007	Composition %	(B) FY2006 March 31, 2007	Composition %	Inc/(Dec) (A-B)	Q1/FY2006 Jun 30, 2006	Composition %
Assets							
Current assets	**422,161**	**33.7**	**402,219**	**32.2**	**19,942**	**359,575**	**29.5**
Cash and time deposits	50,279		49,910		368	41,095	
Notes and accounts receivable - trade	165,054		158,497		6,556	140,557	
Short-term investments	38,390		36,247		2,142	22,309	
Inventories	121,675		112,114		9,560	109,430	
Other	46,762		45,448		1,313	46,182	
Fixed assets	**831,218**	**66.3**	**845,518**	**67.8**	**(14,300)**	**860,347**	**70.5**
Tangible assets	286,798		289,016		(2,217)	282,295	
Intangible assets	431,744		442,469		(10,725)	469,476	
Goodwill	252,008		256,326		(4,318)	264,051	
Other	179,736		186,142		(6,406)	205,425	
Investments and other assets	112,675		114,032		(1,357)	108,575	
Deferred assets	**60**	**0.0**	**58**	**0.0**	**1**	**129**	**0.0**
Total assets	**1,253,440**	**100.0**	**1,247,797**	**100.0**	**5,642**	**1,220,052**	**100.0**
Liabilities							
Current liabilities	**314,814**	**25.1**	**308,646**	**24.7**	**6,168**	**405,808**	**33.2**
Notes and accounts payable - trade	114,592		110,158		4,433	97,923	
Short-term debt	27,908		21,877		6,031	139,428	
Accrued expenses	89,063		85,796		3,266	83,291	
Other	83,250		90,813		(7,563)	85,165	
Long-term liabilities	**364,896**	**29.1**	**364,399**	**29.2**	**496**	**294,923**	**24.2**
Bonds	99,995		99,995		0	-	
Long-term debt	211,689		211,774		(85)	249,186	
Liability for employee retirement benefits	31,235		30,987		247	29,625	
Other	21,975		21,642		333	16,112	
Total liabilities	**679,711**	**54.2**	**673,046**	**53.9**	**6,664**	**700,732**	**57.4**
Shareholders' equity	**572,561**	**45.7**	**573,541**	**46.0**	**(979)**	**529,902**	**43.4**
Common stock	85,424	6.8	85,424	6.9	-	85,424	7.0
Capital surplus	109,574	8.8	109,565	8.8	8	109,561	9.0
Retained earnings	387,419	30.9	388,585	31.1	(1,166)	345,031	28.2
Treasury stock, at cost	(9,855)	(0.8)	(10,033)	(0.8)	177	(10,115)	(0.8)
Adjustments for valuation, foreign currency translation and others	**(9,519)**	**(0.8)**	**(9,010)**	**(0.7)**	**(509)**	**(20,416)**	**(1.6)**
Unrealized gain on available-for-sale securities	4,831	0.4	4,649	0.4	182	5,140	0.4
Foreign currency translation adjustments	(14,351)	(1.2)	(13,659)	(1.1)	(692)	(25,557)	(2.0)
Stock acquisition right	**301**	**0.0**	301	0.0	-	-	-
Minority interests	**10,385**	**0.9**	**9,917**	**0.8**	**467**	**9,834**	**0.8**
Total net assets	**573,729**	**45.8**	**574,751**	**46.1**	**(1,021)**	**519,320**	**42.6**
Total liabilities and total net assets	**1,253,440**	**100.0**	**1,247,797**	**100.0**	**5,642**	**1,220,052**	**100.0**

Consolidated Statements of Income

Millions of yen

	(A) Q1/FY2007 Apr '07 - Jun '07	% to net sales	(B) Q1/FY2006 Apr '06 - Jun '06	% to net sales	Inc/(Dec) (A-B)	FY2006 Apr '06 - Mar '07	% to net sales
Net sales	**318,225**	**100.0**	**283,854**	**100.0**	**34,370**	**1,231,808**	**100.0**
Cost of sales	131,556	41.3	116,167	40.9	15,388	503,271	40.9
Gross profit	**186,669**	**58.7**	**167,686**	**59.1**	**18,982**	**728,536**	**59.1**
Selling, general and administrative expenses	161,045	50.6	143,489	50.6	17,556	607,678	49.3
Operating income	**25,623**	**8.1**	**24,197**	**8.5**	**1,425**	**120,858**	**9.8**
Non-operating income	1,643	0.5	1,215	0.4	428	6,273	0.5
Interest and dividend income	862		451		410	2,297	
Other	780		763		17	3,976	
Non-operating expenses	1,787	0.6	881	0.3	906	6,955	0.5
Interest expense	1,445		654		790	5,032	
Equity in losses of nonconsolidated subsidiaries and affiliates	70		113		(42)	703	
Other	271		113		157	1,219	
Ordinary income	**25,479**	**8.0**	**24,531**	**8.6**	**947**	**120,176**	**9.8**
Extraordinary income	99	0.0	194	0.1	(95)	1,851	0.1
Extraordinary loss	674	0.2	526	0.2	148	4,900	0.4
Income before income taxes and minority interests	**24,904**	**7.8**	**24,200**	**8.5**	**704**	**117,127**	**9.5**
Income taxes	11,509	3.6	10,914	3.8	594	45,122	3.7
Minority interests in earnings of consolidated subsidiaries	388	0.1	478	0.2	(90)	1,476	0.1
Net income	**13,006**	**4.1**	**12,806**	**4.5**	**199**	**70,527**	**5.7**

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2007 Apr '07 - Jun '07	Q1/FY2006 Apr '06 - Jun '06	FY2006 Apr '06 - Mar '07
Operating activities:			
Income before income taxes and minority interests	24,904	24,200	117,127
Adjustments for:			
Depreciation and amortization	22,347	20,640	92,171
Interest and dividend income	(862)	(451)	(2,297)
Interest expense	1,445	654	5,032
Change in trade receivables	(6,092)	(10,529)	(24,308)
Change in inventories	(9,504)	(3,015)	(3,189)
Change in prepaid pension cost	1,642	(3,977)	(10,163)
Change in trade payables	4,101	1,577	11,315
Change in liability for retirement benefits	290	122	1,219
Other, net	(4,346)	5,779	21,816
Sub-total	33,926	35,001	208,725
Interest and cash dividends received	854	619	3,100
Interest paid	(1,271)	(347)	(4,578)
Income taxes paid	(9,578)	(16,649)	(42,269)
Net cash provided by operating activities	**23,931**	**18,623**	**164,977**
Investing activities:			
Purchase of marketable securities and investment securities	(6)	(6)	(1,638)
Proceeds from the redemption and sales of marketable securities and investment securities	0	12	11
Purchase of property, plant and equipment, and intangible assets	(11,080)	(24,832)	(65,470)
Proceeds from sales of property, plant and equipment	232	237	2,078
Change in short-term loans, net	(600)	12,006	11,928
Payments for long-term loans	(509)	(223)	(1,550)
Other, net	(465)	(1,006)	(8,586)
Net cash used in investing activities	**(12,430)**	**(13,812)**	**(63,227)**
Financing activities:			
Change in debt	5,689	2,962	(154,319)
Proceeds from bonds	-	-	99,676
Purchase of treasury stock	(155)	(112)	(1,085)
Payments of cash dividends	(12,766)	(12,096)	(29,146)
Other, net	402	159	1,208
Net cash used in financing activities	**(6,830)**	**(9,085)**	**(83,665)**
Translation adjustments on cash and cash equivalents	**(159)**	**145**	**2,542**
Net increase (decrease) in cash and cash equivalents	**4,511**	**(4,129)**	**20,627**
Cash and cash equivalents, beginning of year	**88,154**	**67,527**	**67,527**
Cash and cash equivalents, end of period	**92,665**	**63,397**	**88,154**

Sales Composition

Millions of yen

	Q1/FY2007 Apr '07 - Jun '07	Q1/FY2006 Apr '06 - Jun '06	Growth %	FY2006 Apr '06 - Mar '07
Consumer Products Business				
Beauty Care Business	110,098	90,701	21.4	416,085
Human Health Care Business	42,424	39,507	7.4	170,008
Fabric and Home Care Business	57,433	56,517	1.6	245,255
Total Japan	209,956	186,726	12.4	831,348
Asia and Oceania	19,600	16,207	20.9	72,025
North America and Europe	38,901	36,016	8.0	148,710
Eliminations	(4,207)	(2,564)	-	(14,673)
Total	**264,251**	**236,386**	**11.8**	**1,037,411**
Chemical Business				
Japan	29,991	28,890	3.8	116,933
Asia	15,403	13,673	12.7	55,830
North America and Europe	24,754	20,308	21.9	82,935
Eliminations	(8,164)	(8,117)	-	(32,089)
Total	**61,985**	**54,755**	**13.2**	**223,609**
Total before Eliminations	**326,236**	**291,141**	**12.1**	**1,261,020**
Eliminations	(8,011)	(7,286)	-	(29,212)
Consolidated Net Sales	**318,225**	**283,854**	**12.1**	**1,231,808**

Segment Information by Business

Millions of yen

Q1/FY2007 Apr '07 - Jun '07	Consumer Products Business Beauty Care Business	Humen Health Care Business	Fabric & Home Care Business	Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	153,236	46,252	64,762	264,251	53,974	-	318,225
Intersegment sales	-	-	-	-	8,011	(8,011)	-
Total	**153,236**	**46,252**	**64,762**	**264,251**	**61,985**	**(8,011)**	**318,225**
Operating expenses	**148,685**	**43,234**	**51,837**	**243,757**	**56,890**	**(8,046)**	**292,601**
Operating income	**4,550**	**3,017**	**12,924**	**20,493**	**5,094**	**35**	**25,623**
% to sales	3.0	6.5	20.0	7.8	8.2	-	8.1

Q1/FY2006 Apr '06 - Jun '06	Consumer Products Business Beauty Care Business	Humen Health Care Business	Fabric & Home Care Business	Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	131,312	42,711	62,362	236,386	47,468	-	283,854
Intersegment sales	-	-	-	-	7,286	(7,286)	-
Total	**131,312**	**42,711**	**62,362**	**236,386**	**54,755**	**(7,286)**	**283,854**
Operating expenses	**126,351**	**42,004**	**50,749**	**219,105**	**47,864**	**(7,313)**	**259,656**
Operating income	**4,961**	**706**	**11,612**	**17,280**	**6,890**	**26**	**24,197**
% to sales	3.8	1.7	18.6	7.3	12.6	-	8.5

FY2006 Apr '06 - Mar '07	Consumer Products Business Beauty Care Business	Humen Health Care Business	Fabric & Home Care Business	Total	Chemical Business	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	584,284	183,607	269,519	1,037,411	194,396	-	1,231,808
Intersegment sales	-	-	-	-	29,212	(29,212)	-
Total	**584,284**	**183,607**	**269,519**	**1,037,411**	**223,609**	**(29,212)**	**1,231,808**
Operating expenses	**554,441**	**171,795**	**211,703**	**937,940**	**202,429**	**(29,419)**	**1,110,949**
Operating Income	**29,842**	**11,811**	**57,816**	**99,470**	**21,180**	**207**	**120,858**
% to sales	5.1	6.4	21.5	9.6	9.5	-	9.8

Exhibit A-3

Kao Corporation

Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")

July 24, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors ("Company D&O"); and (ii) to make an offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, with the purpose of: (a) enhancing the motivation and morale of the Company D&O to improve the performance and stock values of the Company, through further increasing the correlation between the remuneration of the Company D&O and the performance and stock values of the Company; and (b) further increasing the Company's corporate value, through promoting the shared interests of the Company D&O and the Company's shareholders, pursuant to Articles 236, 238 and 240 of the Corporation Law.

Terms and Conditions of the Issuance

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 6-A of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   39 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition right ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, rounding down to the nearest yen any amount less than 1 yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock Consolidation Ratio}$$

   The adjusted Allotted Number of Shares shall apply: (i) on or after the following day of the

record date of the relevant stock split in the event of a stock split; or (ii) on or after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting of shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Allotted Number of Shares shall apply retrospectively to the following day of such record date, on or after the following day of the conclusion day of the relevant general meeting of shareholders.

In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective person holding stock acquisition rights, who is registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters, no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of the assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: one (1) yen to be paid for each share that will be delivered upon the exercise of stock acquisition rights; and the Allotted Number of Shares.

5. Period for Exercising Stock Acquisition Rights:

From July 1, 2009 to June 30, 2014

6. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

(1) The amount of an increase in capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules" multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

(2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

7. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

8. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

9. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company to be delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above. The paid-in amount after the Restructuring shall be one (1) yen for each share in the Restructured Company issuable upon the exercise of stock acquisition rights.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 5. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 5. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 6. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 8. above.

(9) Other Conditions for Exercising Stock Acquisition Rights:

To be decided subject to 11. below.

10. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

11. Other Terms for Exercising Stock Acquisition Rights:

(1) If a Stock Acquisition Right Holder loses all his/her positions of member of the Board of Directors, auditor, officer or employee of the Company or in a company in which the Company holds 40% or more of its shares directly or indirectly, the Stock Acquisition Right Holder can exercise the stock acquisition rights only within the period from the date of the loss of the relevant position to the two year anniversary of that date; provided, however, that such exercise shall be limited to the period for exercising the stock acquisition rights, defined in 5. above.

(2) One stock acquisition right cannot be exercised by further dividing the right.

12. Calculation Method of Paid-in Amount for Stock Acquisition Rights:

The paid-in amount for each stock acquisition right shall be equal to the product of: the option price per share calculated based on the basic figures described below in accordance with the following Black-Scholes model; and the Allotted Number of Shares.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) Option price per share (C)
(2) Share price (S): the closing price of the common stock of the Company under a regular transaction at the Tokyo Stock Exchange on August 31, 2007 (the basic price of the following transaction day, if there is no closing price.)
(3) Exercise price (X): 1 yen
(4) Projected remaining period (T): 4.5 years
(5) Volatility (σ): share price volatility rate calculated based on the closing price of the common stock of the Company under a regular transaction on the last transaction day of each week during the 4.5 years (from February 28, 2003 to August 31, 2007)
(6) Risk-free interest rate (r): interest rate of the government bonds whose remaining years match the projected remaining period
(7) Dividend yield (q): dividend per share (dividend results for Fiscal Year 2006) of the common stock of the Company divided by the share price defined in (2) above
(8) Cumulative distribution function of the standard normal distribution ($N(\cdot)$)

13. Date of Allotment of Stock Acquisition Rights:

August 31, 2007

14. Payment Date of Money in Exchange for Stock Acquisition Rights:

Payment date shall be August 31, 2007.

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in on the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below, no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

    Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

    (1) The exercise of the stock acquisition rights becomes effective when the payment handling place accepts the same "Request for Exercise of Stock Acquisition Rights", that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

    (2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

    If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

    The Company shall keep a copy of this Terms and Conditions of the Issuance of the stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

Furthermore, stock acquisition rights are to be allotted to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors, totaling 27 people. The total number of 39 units of stock acquisition rights, described in 2. above, are made up as follows: 25 units to be allotted to the members of the Board of Directors of the Company and 14 units to be allotted to those executive officers who do not also serve as Company's members of the Board of Directors. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Reference:
The stock acquisition rights to be allotted to the members of the Board of Directors are remuneration, etc., concerning stock acquisition rights to be allotted as stock options, within the limit of 200 million yen (excluding any part of remuneration, etc., to be paid to the member of the Board of Directors who also serves as an employee for his/her service as an employee) as the total maximum annual amount and a total number of 50 stock acquisition rights (50,000 shares in common stock) as the maximum number of stock acquisition rights, which was approved at the 100th Annual General Meeting of Shareholders, held on June 29, 2006.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-4

Notice Regarding Allotment of Stock Options

July 24, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: (i) the following details concerning the offering stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options at especially favorable terms to employees of the Company, and members of the Board of Directors and employees of the Company's affiliated companies (collectively, "Employees"); and (ii) to make the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights, for the purpose of further increasing the Companies corporate value, through promoting the shared interests of the Employees and the Company's shareholders, pursuant to Articles 236, 238 and 239 of the Corporation Law, and the resolution of the 101st Annual General Meeting of Shareholders of the Company held on June 28, 2007.

Terms and Conditions of the Issuance

1. Name of Stock Acquisition Rights:

   Stock Acquisition Rights Series 6-B of Kao Corporation

2. Total Number of Stock Acquisition Rights:

   430 stock acquisition rights

   The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

   The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each stock acquisition right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares of the Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, and any amount less than 1 yen resulting from the adjustment shall be rounded down to the nearest yen. The provision in 5(2)(ii) below shall apply *mutatis mutandis* to determine the day when the adjusted Allotted Number of Shares is to apply.

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/ Stock Consolidation Ratio}$$

   In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the Company shall give notice or publicly announce to the respective persons holding stock acquisition rights, who are registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall be promptly made subsequently.

4. Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights:

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications: the same applies hereinafter) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made: the same applies hereinafter) commencing on the 45th trading day prior to the day after the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

5. Adjustment of Exercise Price:

(1) After the Allotment Date, if any one of the events in the following (i) or (ii) occurs with respect to the common stock of the Company, the Exercise Price will be adjusted using the following calculation formulas ("Calculation Formula of Adjusting Exercise Price"), and any amount less than 1 yen resulting from the adjustment shall be rounded up to the nearest yen.

(i) Where the Company, in respect of shares of its common stock, issues new shares or disposes of its treasury shares at a price less than the market price (However, the Exercise Price will not be adjusted in the event of: any conversion of securities to be converted or that are convertible into common stock of the Company; any exercise of stock acquisition rights which may be used to claim for an issuance of the Company's common stock (including the purchase rights attached to bonds with a share purchase warrant); any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001; any transfer of treasury shares owned by the Company, based on any shareholder's claim , for sale in relation to any shares that are less than one unit share; or the transfer of treasury shares owned by the Company due to a share-for-share exchange.)

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

(a) In the Calculation Formula for Adjusted Exercise Price, "Number of Previously

Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares that are common stock of the Company, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of."

(b) The "Market Price" applied in the Calculation Formula for Adjusted Exercise Price shall be the average price of the daily closing prices of common stock of the Company for regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days commencing on the 45th trading day prior to the "day when the Exercise Price after adjustment applies" ("Application Day") defined in (2) below. The "average price" shall be calculated up to two decimal places, and rounded to one decimal place.

(ii) Where the shares of the Company's common stock are subject to any stock split or any stock consolidation:

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Stock Split/Stock Consolidation Ratio}}$$

(2) The day when the Exercise Price after adjustment will apply shall be as follows:

(i) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(i) above, shall apply on and after the day following the payment day for the relevant issue or disposal of shares (or on and after the day following the record date, if there is any record date).

(ii) The Exercise Price after adjustment, where an adjustment is made in accordance with (1)(ii) above, shall apply: (i) on and after the day following the record date of the relevant stock split in the event of a stock split; or (ii) on and after the effective day of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or the capital surplus by decreasing the retained earnings be approved at the general meeting shareholders of the Company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant general meeting of shareholders, the adjusted Exercise Price shall apply retrospectively to the day following such record date, on and after the following day of the conclusion day of the relevant general meeting of shareholders.

In the event stated in the proviso above, the shares of the common stock of the Company shall be delivered to a Stock Acquisition Right Holder who exercised their stock acquisition rights during the period from the day following the record date of the stock split to the conclusion day of the relevant general meeting of shareholders (hereinafter, the number of shares deliverable upon the exercise of the relevant stock acquisition rights shall be the "Number of Shares Exercised before Stock Split.") in accordance with the following calculation formula. Any share less than one share resulting from above shall be rounded to zero.

$$\text{Number of Shares of New Issuance} = \frac{(\text{Exercise Price before Adjustment} - \text{Exercise Price after Adjustment}) \times \text{Number of Shares Exercised before Stock Split}}{\text{Exercise Price after Adjustment}}$$

(3) In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring adjustment of the Exercise Price, including the case where the Company decreases the capital amount, the Exercise Price shall be adjusted to a reasonable extent considering the conditions for the decrease in the capital amount.

(4) Where the Exercise Price is adjusted, the Company shall give notice or publicly announce to the Stock Acquisition Right Holders, who are registered in the registry of the stock acquisition rights, of the necessary matters no later than the day prior to the day when the Exercise Price after adjustment will apply. However, if no notice or public announcement can be made on the day prior to the day when the Exercise Price after adjustment applies, such notice or public announcement shall be promptly made subsequently.

6. Period for Exercising Stock Acquisition Rights:

From September 1, 2009 to August 29, 2014

7. Matters Concerning an Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights:

(1) The amount of an increase in the capital, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", multiplied by one half (1/2), with any amount less than 1 yen resulting from the calculation rounded up to the nearest yen.

(2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

8. Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Company by resolution.

9. Reasons and Terms for Acquiring Stock Acquisition Rights:

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement under which the Company is to become a dissolved company, a proposal for the approval of an absorption-type demerger (*kyushu bunkatsu*) agreement or incorporation-type demerger (*shinsetsu bunkatsu*) plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange (*kabushiki kokan*) agreement or a stock transfer (*kabushiki iten*) plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's general meeting of shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a general meeting of shareholders is not required), on the date separately determined by the Board of Directors of the Company.

10. Handling of Stock Acquisition Rights Upon Restructuring:

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger, a share-for-share exchange, or a stock transfer (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (e) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock

(3) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to 3. above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the Restructuring, which is obtained by adjusting the Exercise Price based on 4. above, considering factors such as the Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above.

(5) Period for Exercising Stock Acquisition Rights:

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in 6. above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in 6. above.

(6) Matters Concerning Increase in Capital and Capital Surplus In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to 7. above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Acquiring stock acquisition rights by transfer is subject to the approval of the board of directors of the Restructured Company by resolution ("director", if the Restructured Company is not a company with a board of directors).

(8) Terms and Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to 9. above.

11. Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights:

Any fraction less than one share in the number of shares to be delivered to any Stock Acquisition Right Holder who has exercised stock acquisition rights will be rounded down.

12. Other Conditions for Exercising Stock Acquisition Rights:

(1) If a Stock Acquisition Right Holder loses all his/her positions of member of the Board of Directors, auditor, officer or employee of the Company or in a company in which the Company holds 40% or more of its shares directly or indirectly, the Stock Acquisition Right Holder can exercise the stock acquisition rights only within the period from the date of the loss of the relevant position to the two year anniversary of that date; provided, however, that such exercise shall be limited to the period for exercising the stock acquisition rights, defined in 6. above.

(2) One stock acquisition right cannot be exercised by further dividing the right.

13. Paid-in Amount for Stock Acquisition Rights:

No payment of money is required for the stock acquisition rights.

14. Date of Allotment of Stock Acquisition Rights:

August 31, 2007

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Right Holder, in a manner designated by the Company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in 16. below. The "Request for Exercise of Stock Acquisition Rights" shall be accepted at the place of acceptance of the request for exercise only on the business days of the Company.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of the stock acquisition rights to be exercised ("Paid-in Amount") shall be remitted in cash to the bank account designated by the Company ("Designated Account") at the payment handling place defined in 17. below no later than the date designated by the Company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Capital Development Department of the Company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change; If the Company outsources the relevant administration to a third party, such third party.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

Otemachi Business Department of Mizuho Corporate Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

(1) The exercise of the stock acquisition rights becomes effective when the payment handling place accepts the same "Request for Exercise of Stock Acquisition Rights" that was accepted at the place of acceptance of the "Request for Exercise of Stock Acquisition Rights", and the Paid-in Amount defined in 15. (2) is remitted to the Designated Account.

(2) The Company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificate shall be issued for shares that are less than one unit share (*tangen miman kabushiki*).

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance becomes necessary, the Company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed appropriate by the Company in accordance with the Corporate Law and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

The Company shall keep a copy of this Terms and Conditions of the Issuance of stock acquisition rights at its head office so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to the representative directors.

22. Any one of the provisions above shall be subject to the effectiveness of the registration in accordance with the Securities Exchange Law.

Furthermore, stock acquisition rights are to be allotted to employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies, totaling 82 people. The people and number of units to be allotted the stock acquisition rights will be resolved at a meeting of the Board of Directors at a later date.

Reference:

(1) Date of resolution of the meeting of the Board of Directors in which it was resolved to submit a proposal to the Annual General Meeting of Shareholders: April 23, 2007

(2) Date of resolution of the 101st Annual General Meeting of Shareholders of the Company: June 28, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

平成１９年７月２３日

各 位

会 社 名 花 王 株 式 会 社
代表者名 代表取締役 社長執行役員
尾 﨑 元 規
（コード番号 ４４５２ 東証第一部）

子会社の解散に関するお知らせ

当社は、当社の連結子会社である上海嘉娜宝化粧品貿易有限公司を解散及び清算することにいたしましたので、下記のとおりお知らせいたします。

記

1．上海嘉娜宝化粧品貿易有限公司の概要

商号	上海嘉娜宝化粧品貿易有限公司 ［英文商号：Shanghai Kanebo Cosmetics Trading Co., Ltd.］
事業内容	国際貿易及び化粧品の輸出入、卸販売
設立年月日	平成 14 年８月８日
本店所在地	中華人民共和国 上海市
代表者	岩間 孝夫
資本金	50 万米ドル
決算期	12 月 31 日
株主構成	株式会社カネボウ化粧品 100% （注）株式会社カネボウ化粧品は当社の完全子会社であります。
従業員数	０名（平成 19 年６月 30 日現在）

2．解散の理由

平成 18 年４月、中国におけるカネボウ化粧品の販売拠点を佳麗宝化粧品（中国）有限公司に集約したことにより、当該会社は従業員もいない事実上の休眠会社であったため、解散することといたしました。

3．今後の日程

平成 19 年７月以降、速やかに清算手続きをする予定です。

4．業績に与える影響

当社業績及び連結業績に与える影響は軽微であります。

以 上

本件についてのお問い合せ先：
花王株式会社 広報部 電話 03-3660-7041～7042

Exhibit B-2

平成20年３月期　第１四半期財務・業績の概況

平成19年７月24日

上場会社名	花王株式会社	上場取引所	東証一部
コード番号	4452	URL	http://www.kao.co.jp/
代　表　者	代表取締役　社長執行役員　尾崎　元規		
問合せ先責任者	会計財務部門　管理部長　脊木　和義	TEL	03-3660-7111

（百万円未満切捨て）

１．平成20年３月期第１四半期の連結業績（平成19年４月１日　～　平成19年６月30日）

(1) 連結経営成績　　　　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年３月期第１四半期	318,225	12.1	25,623	5.9	25,479	3.9	13,006	1.6
19年３月期第１四半期	283,854	21.7	24,197	△10.0	24,531	△11.3	12,806	△14.9
19年３月期	1,231,808	－	120,858	－	120,176	－	70,527	－

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円　銭	円　銭
20年３月期第１四半期	23.86	23.83
19年３月期第１四半期	23.50	23.48
19年３月期	129.41	129.29

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円　銭
20年３月期第１四半期	1,253,440	573,729	44.9	1,032.76
19年３月期第１四半期	1,220,052	519,320	41.8	934.88
19年３月期	1,247,797	574,751	45.2	1,035.66

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
20年３月期第１四半期	23,931	△12,430	△6,830	92,665
19年３月期第１四半期	18,623	△13,812	△9,085	63,397
19年３月期	164,977	△63,227	△83,665	88,154

2．配当の状況

当社は、第1四半期末を基準日とした配当を行っておりません。

配当予想に関しましては、中間期末及び期末ともに、平成19年4月23日に発表した平成20年3月期の予想を変更しておりません。

	1株当たり配当金		
(基準日)	中間期末	期　末	年　間
	円　銭	円　銭	円　銭
19年3月期	26.00	26.00	52.00
20年3月期	－	－	－
20年3月期（予想）	27.00	27.00	54.00

3．平成20年3月期の連結業績予想（平成19年4月1日　～　平成20年3月31日）　【参考】

1株当たり当期純利益を除き、中間期及び通期ともに、平成19年4月23日に発表した平成20年3月期の連結業績予想を変更しておりません。

(%表示は、通期は対前期、中間期は対前年中間期増減率)

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
中間期	640,000	6.2	49,000	△16.1	47,000	△19.6	26,000	△12.1	47.69
通　期	1,290,000	4.7	114,000	△5.7	111,000	△7.6	66,000	△6.4	121.06

4．その他

(1) 期中における重要な子会社の異動　：有（5ページをご参照ください）

(連結範囲の変更を伴う特定子会社の異動)

新規　0社　　除外　1社（社名　花王化粧品販売㈱）

(2) 会計処理の方法における簡便な方法の採用の有無　：有（5ページをご参照ください）

(内容) 退職給付引当金

(3) 最近連結会計年度からの会計処理の方法の変更の有無　：有（5ページ及び9ページから12ページをご参照ください）

(内容) 「販売実績」及び「セグメント情報」における「事業区分」の変更

※　業績予想の適切な利用に関する説明、その他特記事項

本資料に記載されている業績見通し等の将来に関する記述は、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

なお、連結業績予想に関する定性的情報は、4ページをご参照ください。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第1四半期（平成19年4月1日から平成19年6月30日まで）の日本経済は、消費者物価は横ばいに推移しているものの、企業収益の改善と個人消費の持ち直しによって回復しています。当社グループにとって主要な市場である国内のトイレタリー市場では、主な製品カテゴリーにおいて販売価格が上昇に転じ始めました。

このような状況の下、当社グループは商品の高付加価値化を進めた結果、各事業は概ね順調に推移しました。また㈱カネボウ化粧品の連結期間が、前年同期の2ヵ月間から3ヵ月間となったこともあり、**売上高**は前年同期より12.1%（為替変動の影響を除くと実質10.2%）増加して3,182億円となりました。利益面では、原材料価格上昇の影響を受けたほか、成長のためのマーケティング費用を増加させましたが、売り上げ増加に伴う利益の増加やコストダウン活動などにより、**営業利益**は前年同期と比べて14億円増加して256億円、**経常利益**は254億円（対前年同期＋9億円）、**四半期純利益**は130億円（対前年同期＋1億円）となりました。

当第1四半期の在外子会社等の財務諸表項目（収益及び費用）の主な為替換算レートは、119.41円／米ドル、157.26円／ユーロでした。

〔セグメント別の概況〕

当連結会計年度より当社グループは、少子高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディーに力強く実践するために、従来の家庭用製品事業と化粧品事業を統合してコンシューマープロダクツ事業とし、新たにビューティケア、ヒューマンヘルスケア、ファブリック＆ホームケアの3つの事業区分にして、従来の工業用製品事業であるケミカル事業とともに4つの事業区分に改編しました。（各事業区分の主要製品は、11ページをご参照ください。）

コンシューマープロダクツ事業

売上高は、前年同期に対して11.8%増加し2,642億円となりました。国内では多様な変化に対応した新製品の上市や、家庭用製品と化粧品の販売会社を統合したことによる販売体制の強化などによって、売上高が12.4%増加し、2,099億円となりました。アジアでは日本との一体運営の推進や構造改革の効果が現われ、売上高は20.9%（為替変動の影響を除くと実質13.0%）と大幅に増加し、196億円となりました。また欧米では市場競争の激化による影響を受けましたが、売上高は8.0%（為替変動の影響を除くと実質2.2%）増加し、389億円となりました。

営業利益は、天然油脂を中心とした原材料価格上昇の影響を受けたことに加え、国内外で成長のために積極的なマーケティング費用の投入などを行いましたが、増収効果などにより前年同期を32億円上回る204億円となりました。

【ビューティケア事業】

売上高は、前年同期に対して16.7%増加し1,532億円となりました。

国内では売上高は21.4%増加して1,100億円となりました。プレステージ化粧品では、「インプレス」、「ルナソル」や「エスト」などのカウンセリング専用の高級ブランドや、セルフ販売のメイクアップブランド「ケイト」などが好調に推移して売り上げを伸ばしました。プレミアムスキンケア製品では、洗顔・メイク落としの新製品「ビオレ　メイクとろけるリキッド」や、全身洗浄料「ビオレｕ」が好調に推移し、売り上げを大きく伸ばしました。プレミアムヘアケア製品では、新ヘアケアブランド「セグレタ」や、新発想のダメージケアを提案した「エッセンシャル　ダメージケア」が消費者の支持を得て好調に推移したことなどによって、売り上げを大幅に伸ばしました。

アジアでは、洗顔料「ビオレ」が台湾、インドネシアなどを中心に好調に推移したことや、㈱カネボウ化粧品が中国で百貨店、高級薬局流通チャネルにおいて積極的に事業拡大を行っていることにより、売上高は大きな伸びを示しました。

また欧米の売上高は、為替の影響を除くとほぼ横ばいに推移しました。「ジャーゲンズ　ナチュラル　グロー」の高付加価値品や、「キュレル」ラインから新製品を追加したことによって、プレミアムスキンケア製品は売り上げを増やしましたが、プレミアムヘアケア製品の「ジョン・フリーダ」は、欧州では順調な伸びを示したものの、米国市場での競争激化の影響を受けて伸び悩みました。「モルトン・ブラウン」は、販売地域の拡大などにより、売り上げを大きく伸長させました。

営業利益は、売り上げの伸びによる増加がある一方で、競争の激化や成長のための積極的なマーケティング費用の投入などにより、前年同期を4億円下回る45億円となりました。

【ヒューマンヘルスケア事業】

売上高は、前年同期に対して8.3%増加し462億円となりました。

国内の売上高は前年同期に対して7.4%増加し424億円となりました。フード＆ビバレッジ製品では、爽やかな甘さのマスカット味を追加発売した「ヘルシアウォーター」が堅調に推移しましたが、売り上げはほぼ横ばいとなりました。サニタリー製品の生理用品ではオーダーメイド感覚の一体感を実現した「ロリエ スーパーガード」を改良発売しました。またベビー用紙おむつは、より肌へのやさしさを追求した商品改良によって、引き続き消費者の支持を得て売り上げを拡大しました。パーソナルヘルス製品の歯みがき・歯ブラシでは、口内環境浄化を訴求した「薬用ピュオーラ」が引き続き好調に推移し、売り上げを大幅に伸ばしました。

アジアの売上高は、生理用品「ロリエ」がタイや中国で好調に推移し、伸長しました。

営業利益は、増収効果などにより前年同期を23億円上回る30億円となりました。

【ファブリック＆ホームケア事業】

売上高は、前年同期に対して3.8%増加し647億円となりました。

国内の売上高は前年同期に対して1.6%増加し574億円となりました。ファブリックケア製品では、昨年秋に新発売しました衣料用スタイリング剤「スタイルケア　服のミスト」などの仕上剤が順調に推移しましたが、衣料用洗剤では販売価格の下げ止まりがみえる一方で、引き続き厳しい市場競争が続いており、売り上げは横ばいとなりました。ホームケア製品では、食器用洗剤の「キュキュット」や、住居用ワイパーの「クイックルワイパー　ハンディ」などで売り上げを伸ばしました。

アジアでは、タイで好調に推移している衣料用洗剤「アタック　イージー」に加えて「アタック　ソフトプラス」を新発売し、また中国でも販売強化策の効果が現われており、売上高を大きく伸長させました。

営業利益は、原材料価格上昇の影響を受けたものの、増収効果などにより前年同期を13億円上回る129億円となりました。

ケミカル事業

ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力した結果、売上高は前年同期に対して13.2%増加し619億円となりました。国内は前年同期に対して3.8%増加し299億円となりました。油脂製品は堅調に推移し、機能材料製品では、コンクリート用高性能減水剤やプラスチック用添加剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤、ハードディスク用研磨剤などが対象業界の在庫調整の影響を受け、売り上げは前年同期を下回りました。アジアでは、売上高は前年同期に対して12.7%増加の154億円（為替変動の影響を除くと実質5.9%増）となりました。油脂アルコールは、需要の拡大に対応したフィリピンでの生産設備の増強により、売り上げを伸ばしました。欧米では、売上高は前年同期に対して21.9%増加の247億円（為替変動の影響を除くと実質13.4%増）となりました。油脂アミンや香料、及びトナー・トナーバインダーが好調に推移しました。

営業利益は、天然油脂などの原料価格高騰の影響を受けており、販売価格の改定やコストダウンなどに努めましたが、前年同期を17億円下回る50億円となりました。

2．連結財政状態に関する定性的情報

総資産は、1兆2,534億円となり、前連結会計年度末に比べ56億円増加しました。売上高の増加などに関連して受取手形及び売掛金やたな卸資産が161億円増加しましたが、一方で知的財産権やのれんの償却が進み、無形固定資産は107億円減少しました。

負債は、前連結会計年度末に比べ66億円増加し、6,797億円となりました。支払手形及び買掛金や短期借入金、未払費用で137億円増加しましたが、その他の流動負債の減少が75億円ありました。

純資産は、前連結会計年度末に比べ10億円減少し、5,737億円となりました。主な増加は、当第1四半期純利益130億円であり、主な減少は配当によるものです。

以上の結果、自己資本比率は、前連結会計年度末の45.2%から44.9%となりました。

営業活動によるキャッシュ・フローは、239億円となりました。主に、税金等調整前四半期純利益が249億円、減価償却費が223億円、及び仕入債務の増加が41億円であったことと、一方で法人税等の支払いが95億円、たな卸資産の増加が95億円、及び売上債権の増加が60億円であったことによるものです。

投資活動によるキャッシュ・フローは、124億円の支出となりました。主なものとしては、有形・無形固定資産の取得による110億円です。

財務活動によるキャッシュ・フローは、68億円の支出となりました。これは主として配当金の支払127億円と、短期借入金の増加56億円によるものです。

以上の結果、当第1四半期末の現金及び現金同等物の残高は、前連結会計年度末に比べ45億円増加し、926億円となりました。

3．連結業績予想に関する定性的情報

当第1四半期連結業績は、概ね順調に推移しました。しかし、天然油脂原料や石化原料などの原材料価格は、期初の時点に比べて大幅に上昇しており、不透明感があります。それらのインパクトを吸収するために、売り上げ拡大やコストの効率化などの企業努力を継続し、当初予想値の達成を目指してまいります。

従いまして、1株当たり当期純利益を除き、中間期及び通期の連結業績予想は、当初の計画（平成19年4月23日発表）を変更しておりません。

4．その他

（1）期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

除外1社：花王化粧品販売㈱

花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱は社名を花王カスタマーマーケティング㈱に変更しております。

（2）会計処理の方法における簡便な方法の採用の有無

四半期連結財務諸表等の作成に際しては、中間連結財務諸表等の作成基準をベースとしつつ、以下の簡便な手続を採用しております。

退職給付引当金の計上基準：当社及び主要な連結子会社においては、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当第1四半期末において発生していると認められる額を計上しております。

（3）最近連結会計年度からの会計処理の方法の変更

「販売実績」及び「セグメント情報」における「事業区分」を変更しております。

詳細は、9ページから12ページをご参照ください。

5. (要約) 四半期連結財務諸表

(1) (要約) 四半期連結貸借対照表

科目	前第1四半期末 (平成18年6月30日現在)		当第1四半期末 (平成19年6月30日現在)		前連結会計年度末 (平成19年3月31日現在)		増減 (△印減)
	金額 (百万円)	構成比 (%)	金額 (百万円)	構成比 (%)	金額 (百万円)	構成比 (%)	金額 (百万円)
(資産の部)							
Ⅰ 流動資産	359,575	29.5	422,161	33.7	402,219	32.2	19,942
現金及び預金	41,095		50,279		49,910		368
受取手形及び売掛金	140,557		165,054		158,497		6,556
有価証券	22,309		38,390		36,247		2,142
たな卸資産	109,430		121,675		112,114		9,560
その他	46,182		46,762		45,448		1,313
Ⅱ 固定資産	860,347	70.5	831,218	66.3	845,518	67.8	△14,300
有形固定資産	282,295		286,798		289,016		△2,217
無形固定資産	469,476		431,744		442,469		△10,725
のれん	264,051		252,008		256,326		△4,318
その他	205,425		179,736		186,142		△6,406
投資その他の資産	108,575		112,675		114,032		△1,357
Ⅲ 繰延資産	129	0.0	60	0.0	58	0.0	1
資産合計	1,220,052	100.0	1,253,440	100.0	1,247,797	100.0	5,642
(負債の部)							
Ⅰ 流動負債	405,808	33.2	314,814	25.1	308,646	24.7	6,168
支払手形及び買掛金	97,923		114,592		110,158		4,433
短期借入金	139,428		27,908		21,877		6,031
未払費用	83,291		89,063		85,796		3,266
その他	85,165		83,250		90,813		△7,563
Ⅱ 固定負債	294,923	24.2	364,896	29.1	364,399	29.2	496
社債	−		99,995		99,995		0
長期借入金	249,186		211,689		211,774		△85
退職給付引当金	29,625		31,235		30,987		247
その他	16,112		21,975		21,642		333
負債合計	700,732	57.4	679,711	54.2	673,046	53.9	6,664
(純資産の部)							
Ⅰ 株主資本	529,902	43.4	572,561	45.7	573,541	46.0	△979
資本金	85,424	7.0	85,424	6.8	85,424	6.9	−
資本剰余金	109,561	9.0	109,574	8.8	109,565	8.8	8
利益剰余金	345,031	28.2	387,419	30.9	388,585	31.1	△1,166
自己株式	△10,115	△0.8	△9,855	△0.8	△10,033	△0.8	177
Ⅱ 評価・換算差額等	△20,416	△1.6	△9,519	△0.8	△9,010	△0.7	△509
その他有価証券評価差額金	5,140	0.4	4,831	0.4	4,649	0.4	182
為替換算調整勘定	△25,557	△2.0	△14,351	△1.2	△13,659	△1.1	△692
Ⅲ 新株予約権	−	−	301	0.0	301	0.0	−
Ⅳ 少数株主持分	9,834	0.8	10,385	0.9	9,917	0.8	467
純資産合計	519,320	42.6	573,729	45.8	574,751	46.1	△1,021
負債純資産合計	1,220,052	100.0	1,253,440	100.0	1,247,797	100.0	5,642

(注) 増減は当第1四半期末と前連結会計年度末との比較で表示しております。

（２）（要約）四半期連結損益計算書

科目	前第１四半期（自 平成18年４月１日 至 平成18年６月30日）		当第１四半期（自 平成19年４月１日 至 平成19年６月30日）		増減（△印減）	前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）	
	金額（百万円）	百分比（%）	金額（百万円）	百分比（%）	金額（百万円）	金額（百万円）	百分比（%）
Ⅰ 売上高	283,854	100.0	318,225	100.0	34,370	1,231,808	100.0
Ⅱ 売上原価	116,167	40.9	131,556	41.3	15,388	503,271	40.9
売上総利益	167,686	59.1	186,669	58.7	18,982	728,536	59.1
Ⅲ 販売費及び一般管理費	143,489	50.6	161,045	50.6	17,556	607,678	49.3
営業利益	24,197	8.5	25,623	8.1	1,425	120,858	9.8
Ⅳ 営業外収益	1,215	0.4	1,643	0.5	428	6,273	0.5
受取利息及び受取配当金	451		862		410	2,297	
その他	763		780		17	3,976	
Ⅴ 営業外費用	881	0.3	1,787	0.6	906	6,955	0.5
支払利息	654		1,445		790	5,032	
持分法による投資損失	113		70		△42	703	
その他	113		271		157	1,219	
経常利益	24,531	8.6	25,479	8.0	947	120,176	9.8
Ⅵ 特別利益	194	0.1	99	0.0	△95	1,851	0.1
Ⅶ 特別損失	526	0.2	674	0.2	148	4,900	0.4
税金等調整前四半期（当期）純利益	24,200	8.5	24,904	7.8	704	117,127	9.5
法人税等	10,914	3.8	11,509	3.6	594	45,122	3.7
少数株主利益（減算）	478	0.2	388	0.1	△90	1,476	0.1
四半期（当期）純利益	12,806	4.5	13,006	4.1	199	70,527	5.7

（3）（要約）四半期連結キャッシュ・フロー計算書

科目	前第1四半期 （自 平成18年4月1日 至 平成18年6月30日）	当第1四半期 （自 平成19年4月1日 至 平成19年6月30日）	前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）
	金額（百万円）	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前四半期（当期）純利益	24,200	24,904	117,127
減価償却費	20,640	22,347	92,171
受取利息及び受取配当金	△451	△862	△2,297
支払利息	654	1,445	5,032
売上債権の増減額（増加：△）	△10,529	△6,092	△24,308
たな卸資産の増減額（増加：△）	△3,015	△9,504	△3,189
前払年金費用の増減額（増加：△）	△3,977	1,642	△10,163
仕入債務の増減額（減少：△）	1,577	4,101	11,315
退職給付引当金の増減額（減少：△）	122	290	1,219
その他	5,779	△4,346	21,816
小 計	35,001	33,926	208,725
利息及び配当金の受取額	619	854	3,100
利息の支払額	△347	△1,271	△4,578
法人税等の支払額	△16,649	△9,578	△42,269
営業活動によるキャッシュ・フロー	18,623	23,931	164,977
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券・投資有価証券の取得による支出	△6	△6	△1,638
有価証券・投資有価証券の償還及び売却による収入	12	0	11
有形・無形固定資産の取得による支出	△24,832	△11,080	△65,470
有形固定資産の売却による収入	237	232	2,078
短期貸付金の増減額（増加：△）	12,006	△600	11,928
長期貸付による支出	△223	△509	△1,550
その他	△1,006	△465	△8,586
投資活動によるキャッシュ・フロー	△13,812	△12,430	△63,227
Ⅲ 財務活動によるキャッシュ・フロー			
借入金の増減額（減少：△）	2,962	5,689	△154,319
社債の発行による収入	－	－	99,676
自己株式の取得による支出	△112	△155	△1,085
配当金の支払額	△12,096	△12,766	△29,146
その他	159	402	1,208
財務活動によるキャッシュ・フロー	△9,085	△6,830	△83,665
Ⅳ 現金及び現金同等物に係る換算差額	145	△159	2,542
Ⅴ 現金及び現金同等物の増減額（減少:△）	△4,129	4,511	20,627
Ⅵ 現金及び現金同等物の期首残高	67,527	88,154	67,527
Ⅶ 現金及び現金同等物の期末残高	63,397	92,665	88,154

（4）販売実績

事業区分		前第1四半期 (自 平成18年4月1日 至 平成18年6月30日) (百万円)	当第1四半期 (自 平成19年4月1日 至 平成19年6月30日) (百万円)	増減率 (%)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日) (百万円)
コンシューマープロダクツ事業					
	ビューティケア事業	90,701	110,098	21.4	416,085
	ヒューマンヘルスケア事業	39,507	42,424	7.4	170,008
	ファブリック＆ホームケア事業	56,517	57,433	1.6	245,255
	日本計	186,726	209,956	12.4	831,348
	アジア	16,207	19,600	20.9	72,025
	欧米	36,016	38,901	8.0	148,710
	内部売上消去等	△2,564	△4,207	－	△14,673
計		236,386	264,251	11.8	1,037,411
ケミカル事業					
	日本	28,890	29,991	3.8	116,933
	アジア	13,673	15,403	12.7	55,830
	欧米	20,308	24,754	21.9	82,935
	内部売上消去等	△8,117	△8,164	－	△32,089
計		54,755	61,985	13.2	223,609
合計		291,141	326,236	12.1	1,261,020
消去		△7,286	△8,011	－	△29,212
連結売上高		283,854	318,225	12.1	1,231,808

(５) セグメント情報

事業の種類別セグメント情報

前第１四半期（自　平成18年４月１日　至　平成18年６月30日）

	コンシューマープロダクツ事業						
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	計（百万円）	ケミカル事業（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	131,312	42,711	62,362	236,386	47,468	―	283,854
(2) セグメント間の内部売上高又は振替高	―	―	―	―	7,286	(7,286)	―
計	131,312	42,711	62,362	236,386	54,755	(7,286)	283,854
営業費用	126,351	42,004	50,749	219,105	47,864	(7,313)	259,656
営業利益	4,961	706	11,612	17,280	6,890	26	24,197
営業利益率（%）	3.8	1.7	18.6	7.3	12.6	―	8.5

当第１四半期（自　平成19年４月１日　至　平成19年６月30日）

	コンシューマープロダクツ事業						
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	計（百万円）	ケミカル事業（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	153,236	46,252	64,762	264,251	53,974	―	318,225
(2) セグメント間の内部売上高又は振替高	―	―	―	―	8,011	(8,011)	―
計	153,236	46,252	64,762	264,251	61,985	(8,011)	318,225
営業費用	148,685	43,234	51,837	243,757	56,890	(8,046)	292,601
営業利益	4,550	3,017	12,924	20,493	5,094	35	25,623
営業利益率（%）	3.0	6.5	20.0	7.8	8.2	―	8.1

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	コンシューマープロダクツ事業						
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	計（百万円）	ケミカル事業（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	584,284	183,607	269,519	1,037,411	194,396	―	1,231,808
(2) セグメント間の内部売上高又は振替高	―	―	―	―	29,212	(29,212)	―
計	584,284	183,607	269,519	1,037,411	223,609	(29,212)	1,231,808
営業費用	554,441	171,795	211,703	937,940	202,429	(29,419)	1,110,949
営業利益	29,842	11,811	57,816	99,470	21,180	207	120,858
営業利益率（%）	5.1	6.4	21.5	9.6	9.5	―	9.8

(注) １．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

２．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアケア製品、ヘアカラー
	ヒューマンヘルスケア事業	フード&ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

３．事業区分の変更

従来、事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、当連結会計年度より、「ビューティケア事業」「ヒューマンヘルスケア事業」「ファブリック＆ホームケア事業」「ケミカル事業」の４事業区分に変更しております。

４．従来の事業区分の方法による前第１四半期及び前連結会計年度の事業の種類別セグメント情報は、以下のとおりであります。

前第１四半期（自 平成18年４月１日　至 平成18年６月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
（１）外部顧客に対する売上高	176,786	59,599	47,468	283,854	－	283,854
（２）セグメント間の内部売上高又は振替高	－	－	7,286	7,286	(7,286)	－
計	176,786	59,599	54,755	291,141	(7,286)	283,854
営業費用	159,248	59,863	47,864	266,977	(7,320)	259,656
営業利益	17,537	△263	6,890	24,164	33	24,197
営業利益率（%）	9.9	△0.4	12.6	8.3	－	8.5

前連結会計年度（自 平成18年４月１日　至 平成19年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
（１）外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	－	1,231,808
（２）セグメント間の内部売上高又は振替高	－	－	29,212	29,212	(29,212)	－
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858
営業利益率（%）	13.3	0.2	9.5	9.6	－	9.8

従来の各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

Exhibit B-3

平成１９年７月２４日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第236条、第238条及び第240条の規定に基づき、当社の取締役及び当社取締役を兼務しない執行役員（以下、「当社取締役等」といいます。）の報酬と当社の業績及び株式価値の連動性を一層高めることによって、当社取締役等の会社業績や株式価値の向上への意欲や士気を高めるとともに、当社株主との利害の共有化を図り、企業価値の一層の増大を図ることを目的として、当社取締役等に対してストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

１．新株予約権の名称　　　花王株式会社第６－Ａ回新株予約権

２．新株予約権の総数　　　39個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

３．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日

までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者(以下、「新株予約権者」という。)に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

4．新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とし、これに付与株式数を乗じて得た金額とする。

5．新株予約権を行使することができる期間

平成21年7月1日から平成26年6月30日まで。

6．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第 40 条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

7．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

8．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

9．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記３．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式１株当たり１円とする。

(5) 新株予約権を行使することができる期間
上記５．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記５．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記６．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記８．に準じて決定する。

(9) その他の新株予約権の行使の条件
下記11．に準じて決定する。

10. 新株予約権の行使により生じる１株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

11. その他の新株予約権の行使の条件
(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記５．に定める新株予約権を行使することができる期間内に限るものとする。
(2) １個の新株予約権をさらに分割して行使することはできないものとする。

12. 新株予約権の払込金額の算定方法
各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) １株当たりのオプション価格（C）

(2) 株価（S）：平成19年8月31日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）
(3) 行使価格（X）：1円
(4) 予想残存期間（T）：4.5年
(5) ボラティリティ（σ）：4.5年間（平成15年2月28日から平成19年8月31日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率
(6) 無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率
(7) 配当利回り（q）：当社普通株式1株当たりの配当金（平成19年3月期の実績配当金）÷上記(2)に定める株価
(8) 標準正規分布の累積分布関数（$N(\cdot)$）

13. 新株予約権を割り当てる日
平成19年8月31日

14. 新株予約権と引換えにする金銭の払込みの期日
払込みの期日は平成19年8月31日とする。

15. 新株予約権の行使請求及び払込みの方法
(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記16. に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。
(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて下記17. に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

16. 新株予約権の行使請求受付場所
当社人材開発部門（新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。）

17. 新株予約権の行使に際する払込取扱場所
株式会社みずほコーポレート銀行大手町営業部（またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。）

18. 新株予約権の行使の効力発生時期等
(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。
(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い
本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。

20. 本発行要項の公示
当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の

閲覧に供するものとする。

21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。

上記発行要項に基づき発行する新株予約権は、当社取締役及び当社取締役を兼務しない当社執行役員合計27名に割り当てる予定であり、上記発行要項2．に記載の新株予約権の総数39個の内訳は、当社取締役に対して25個、当社取締役を兼務しない当社執行役員に対して14個とする予定でありますが、後日開催する当社取締役会において決定いたします。

（ご参考）
当社取締役に対して割り当てる新株予約権は、ストックオプションとして割り当てる新株予約権に関する報酬等として割り当てるものであり、その額は平成18年6月29日開催の当社第100期定時株主総会において年額2億円以内（ただし、使用人兼務取締役の使用人兼務部分に対する報酬を除く。）、新株予約権の総数50個（その目的たる株式の数50,000株）を上限とすることと決議されております。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

Exhibit B-4

平成１９年７月２４日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの割当てに関するお知らせ

当社は、本日開催の取締役会において、会社法第 236 条、第 238 条及び第 239 条の規定並びに平成 19 年 6 月 28 日開催の当社第 101 期定時株主総会決議に基づき、当社使用人並びに関係会社の取締役及び使用人（以下、「当社従業員等」といいます。）と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、当社従業員等に対して特に有利な条件でストックオプションとして発行する新株予約権の募集事項等を下記のとおり決定し、当該新株予約権を引き受ける者の募集をすること等につき決議いたしましたので、お知らせいたします。

記

〔発行要項〕

１．新株予約権の名称　　　　花王株式会社第６－Ｂ回新株予約権

２．新株予約権の総数　　　　430 個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

３．新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000 株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記５.(2)②の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

４．新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することに

より交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05 を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

5．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

i．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ii．行使価額調整式に使用する「時価」は、下記(2)に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ45取引日目に始まる30取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第2位まで算出し、小数第2位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1)①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降。）、これを適用する。

② 上記(1)②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する

議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$\text{新規発行株式数} = \frac{(\text{調整前行使価額} - \text{調整後行使価額}) \times \text{分割前行使株式数}}{\text{調整後行使価額}}$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

6．新株予約権を行使することができる期間

平成21年9月1日から平成26年8月29日まで。

7．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じて得た額とする。

8．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

9．新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

10．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場

合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記３．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記４．で定められる行使価額を調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

(5) 新株予約権を行使することができる期間
上記６．に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記６．に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記７．に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記９．に準じて決定する。

11. 新株予約権の行使により生じる１株に満たない端数の取り扱い
新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

12. その他の新株予約権の行使の条件

(1) 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記６．に定める新株予約権を行使することができる期間内に限るものとする。

(2) １個の新株予約権をさらに分割して行使することはできないものとする。

13. 新株予約権の払込金額
新株予約権につき、金銭の払込みを要しないこととする。

14. 新株予約権を割り当てる日
平成19年8月31日
15. 新株予約権の行使請求及び払込みの方法
(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを下記16. に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。
(2) 上記(1)の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて下記17. に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。
16. 新株予約権の行使請求受付場所
当社人材開発部門（新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者。）
17. 新株予約権の行使に際する払込取扱場所
株式会社みずほコーポレート銀行大手町営業部（またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店。）
18. 新株予約権の行使の効力発生時期等
(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記 15. (2)に定める払込金が指定口座に入金されたときに生ずるものとする。
(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。
19. 本発行要項の規定中読み替えその他の措置に伴う取り扱い
本発行要項の規定中読み替えその他の措置が必要となるときは、会社法の規定及び新株予約権の趣旨に従い、これに関連する事項の取り扱いについて、当社が適切と考える方法により、本発行要項を変更できるものとし、かかる変更は本発行要項と一体をなすものとする。
20. 本発行要項の公示
当社は、その本店に本発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。
21. その他本新株予約権に関し、必要な一切の事項は代表取締役に一任する。
22. 上記各項は証券取引法による届出の効力発生を条件とする。

なお、上記発行要項に基づき発行する新株予約権は、当社使用人並びに関係会社の取締役及び使用人合計82名に割り当てる予定でありますが、後日開催する当社取締役会において決定いたします。

（ご参考）

（1）定時株主総会附議のための取締役会決議日	平成19年4月23日
（2）第101期定時株主総会の決議日	平成19年6月28日

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-5

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成19年７月24日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

当社は、会社法第236条、第238条及び第240条に基づき、当社取締役及び当社取締役を兼務しない執行役員に対し、報酬として新株予約権（株式報酬型ストックオプション）を付与するため、平成19年７月24日開催の取締役会において、平成19年８月31日に新株予約権を発行することについて決議いたしましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づき、本報告書を提出するものであります。

2【報告内容】

(1) 銘柄

花王株式会社第６-Ａ回新株予約権

(2) 発行数

39個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

(3) 発行価格

各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

ⅰ　１株当たりのオプション価格（C）

ⅱ　株価（S）：平成19年８月31日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

ⅲ　行使価格（X）：１円

ⅳ　予想残存期間（T）：4.5年

ⅴ　ボラティリティ（σ）：4.5年間（平成15年２月28日から平成19年８月31日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

ⅵ　無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

ⅶ　配当利回り（q）：当社普通株式１株当たりの配当金（平成19年３月期の実績配当金）÷上記ⅱに定める株価

ⅷ　標準正規分布の累積分布関数（$N(\cdot)$）

(4) 発行価額の総額

未定

(5) 新株予約権の目的となる株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整

する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

(6) 新株予約権の行使に際して払い込むべき金額
各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額を１円とし、これに付与株式数を乗じて得た金額とする。

(7) 新株予約権の行使期間
平成21年７月１日から平成26年６月30日まで

(8) 新株予約権の行使条件
① 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記(7)に定める新株予約権を行使することができる期間内に限るものとする。
② １個の新株予約権をさらに分割して行使することはできないものとする。

(9) 新株予約権の行使により株式を発行する場合の当該株券の発行価格のうちの資本組入額
① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。
② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じて得た額とする。

(10) 新株予約権の譲渡に関する事項
譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

(11) 当該取得の申込みの勧誘の相手方の人数及びその内訳
当社取締役13名、執行役員14名、合計27名に割り当てる。

(12) 勧誘の相手方が提出会社に関係する会社として定義府令第３条の３第２項各号に規定する会社の取締役，会計参与，執行役，監査役又は使用人である場合には，当該会社と提出会社との間の関係
該当事項なし。

(13) 勧誘の相手方と提出会社との間の取決めの内容
新株予約権者は、本新株予約権の全部又は一部につき、第三者への譲渡、質入れその他一切の処分をすることができない。

(14) 新株予約権を割り当てる日
平成19年８月31日

(15) 新株予約権と引換えにする金銭の払込みの期日
払込みの期日は平成19年８月31日とする。

(16) 新株予約権の取得条項
当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(17) 組織再編における新株予約権の消滅及び再編対象会社の新株予約権交付の内容に関する決定方針
当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。
① 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。
② 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

③　新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記(5)に準じて決定する。

④　新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記③に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

⑤　新株予約権を行使することができる期間
上記(7)に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記(7)に定める新株予約権を行使することができる期間の末日までとする。

⑥　新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記(9)に準じて決定する。

⑦　譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

⑧　新株予約権の取得事由及び条件
上記(16)に準じて決定する。

⑨　その他の新株予約権の行使の条件
上記(8)に準じて決定する。

(18) 新株予約権を行使した際に生ずる一株に満たない端数の取決め
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

以　上

Exhibit B-6

【表紙】

【提出書類】　有価証券届出書

【提出先】　関東財務局長

【提出日】　平成19年7月24日

【会社名】　花王株式会社

【英訳名】　Kao Corporation

【代表者の役職氏名】　代表取締役　社長執行役員　　尾﨑　元規

【本店の所在の場所】　東京都中央区日本橋茅場町一丁目14番10号

【電話番号】　03-3660-7111

【事務連絡者氏名】　会計財務部門　管理部長　　青木　和義

【最寄りの連絡場所】　東京都中央区日本橋茅場町一丁目14番10号

【電話番号】　03-3660-7111

【事務連絡者氏名】　会計財務部門　管理部長　　青木　和義

【届出の対象とした募集有価証券の種類】　新株予約権証券

【届出の対象とした募集金額】　その他の者に対する割当　０円

発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額　1,401,800,000円

（注）１．本募集は平成19年６月28日開催の当社定時株主総会の決議及び平成19年７月24日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。

２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込み額（平成19年７月23日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。

【安定操作に関する事項】　該当事項はありません。

【縦覧に供する場所】　株式会社東京証券取引所
（東京都中央区日本橋兜町２番１号）

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(1) 【募集の条件】

発行数	430個
発行価額の総額	０円
発行価格	０円
申込手数料	該当事項なし。
申込単位	１個
申込期間	平成19年８月22日
申込証拠金	０円
申込取扱場所	花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。）
払込期日	該当事項なし。
割当日	平成19年８月31日
払込取扱場所	該当事項なし。

（注）１．取締役会決議年月日

本新株予約権証券は、平成19年６月28日開催の当社定時株主総会の決議に基づき、平成19年７月24日開催の当社取締役会においてその発行の決議をしております。

２．申込みの方法

申込方法は、申込期間内に申込取扱場所へ申込みをすることとします。

３．割当対象者

本新株予約権の募集はストックオプションの目的をもって行うものであり、当社使用人及び当社子会社・関連会社取締役に対して行うものであります。

４．本募集の対象となる者は以下のとおりであります。

対象となる者の区分	人数（名）	割当新株予約権数（個）
当社使用人	78	408
当社子会社・関連会社取締役	4	22
合計	82	430

(2) 【新株予約権の内容等】

新株予約権の目的となる株式の種類	花王株式会社普通株式
新株予約権の目的となる株式の数	430,000株 付与株式数（以下に定義する。）が調整される場合には、当該調整後の付与株式数に発行する新株予約権の総数を乗じた数に調整されるものとする。各新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、（注）１．の定めにより付与株式数の調整を受けることがある。
新株予約権の行使時の払込金額	各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。 行使価額は、新株予約権の割当日（平成19年８月31日）の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日（平成19年８月31日）の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。ただし、（注）２．の定めにより行使価額の調整を受けることがある。
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,401,800,000円とする。 （新株予約権の行使により株式を発行する場合の発行価額の総額は、本有価証券届出書提出時の見込額（平成19年７月23日時点の東京証券取引所における当社普通株式の終値を基準とする）である。）
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	１．発行価格は行使価額と同額である。 ２．資本組入額 (1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。 (2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1) 記載の資本金等増加限度額から上記(1) に定める増加する資本金の額を減じて得た額とする。
新株予約権の行使期間	平成21年９月１日から平成26年８月29日までとする。
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	１．受付場所　　花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。） ２．払込取扱場所　株式会社みずほコーポレート銀行大手町営業部 （またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店）
新株予約権の行使の条件	１．新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間内に限るものとする。 ２．１個の新株予約権をさらに分割して行使することはできないものとする。
	当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

自己新株予約権の取得の事由及び取得の条件	
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	該当事項なし。
組織再編行為に伴う新株予約権の交付に関する事項	当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。 (1) 交付する再編対象会社の新株予約権の数 残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。 (2) 新株予約権の目的である再編対象会社の株式の種類 再編対象会社の普通株式とする。 (3) 新株予約権の目的である再編対象会社の株式の数 組織再編行為の条件等を勘案の上、（注）１．に準じて決定する。 (4) 新株予約権の行使に際して出資される財産の価額 交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記「新株予約権の行使時の払込金額」で定められる行使価額を調整して得られる再編後払込金額に上記(3) に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。 (5) 新株予約権を行使することができる期間 上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の末日までとする。 (6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項 上記「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」に準じて決定する。 (7) 譲渡による新株予約権の取得の制限 譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。 (8) 新株予約権の取得事由及び条件 上記「自己新株予約権の取得の事由及び取得の条件」に準じて決定する。

（注）１．付与株式数の調整

新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記（注）２．の規定を準用する。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当

該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

2．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により、行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

i．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ii．行使価額調整式に使用する「時価」は、下記(2) に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ45取引日目に始まる30取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第2位まで算出し、小数第2位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1) ①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降）、これを適用する。

② 上記(1) ②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$\text{新規発行株式数} = \frac{(\text{調整前行使価額} - \text{調整後行使価額}) \times \text{分割前行使株式数}}{\text{調整後行使価額}}$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

3．新株予約権の行使請求及び払込みの方法

(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。

(2) 上記(1) の「新株予約権行使請求書」の提出とともに、各新株予約権の行使に際して出資される財産の価額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金にて上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当

社の指定する日時までに振り込むものとする。

4．新株予約権の行使の効力発生時期等

(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記（注）3．(2) に定める払込金が指定口座に入金されたときに生ずるものとする。

(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

5．発行要項の公示

当社は、その本店に新株予約権の発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。

(3) 【新株予約権証券の引受け】

該当事項なし。

2【新規発行による手取金の使途】

(1) 【新規発行による手取金の額】

払込金額の総額（円）（注）1．	発行諸費用の概算額（円）（注）2．	差引手取概算額（円）
1,401,800,000	1,000,000	1,400,800,000

（注）1．払込金額の総額は、本有価証券届出書提出時の見込額である。

2．発行諸費用の概算額には、消費税等は含まれていない。

(2) 【手取金の使途】

今回の募集は、ストックオプションを目的として発行するものであり、資金調達を目的としておりません。従って、新株予約権は無償で発行されるものであり、新規発行による手取金は発生いたしません。

また、新株予約権の行使による資金の払込みは、新株予約権の割当てを受けた者の判断によるため、現時点でその金額及び時期を資金計画に織り込むことは困難であります。従って、手取金は運転資金に充当する予定でありますが、具体的な金額については、行使による払込みのなされた時点の状況に応じて決定いたします。

第２【売出要項】

該当事項なし。

第３【その他の記載事項】

該当事項なし。

第二部【参照情報】

第１【参照書類】

会社の概況及び事業の概況等、証券取引法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照して下さい。

１【有価証券報告書及びその添付書類】

事業年度　第101期（自　平成18年４月１日　至　平成19年３月31日）平成19年６月28日関東財務局長に提出

２【訂正報告書】

訂正報告書（上記１　有価証券報告書の訂正報告書）を平成19年７月２日関東財務局長に提出

３【臨時報告書】

１の有価証券報告書提出後、本有価証券届出書提出日（平成19年７月24日）までに、証券取引法第24条の５第４項ならびに企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書を平成19年７月24日に関東財務局長に提出

第２【参照書類の補完情報】

上記に掲げた参照書類としての有価証券報告書に記載された「事業等のリスク」について、当該有価証券報告書の提出日以後、本有価証券届出書提出日（平成19年７月24日）までの間において生じた変更その他の事由はありません。

また、当該有価証券報告書には将来に関する事項が記載されておりますが、当該事項は本有価証券届出書提出日現在においてもその判断に変更はなく、新たに記載する将来に関する事項もありません。

第３【参照書類を縦覧に供している場所】

花王株式会社　本店　　東京都中央区日本橋茅場町一丁目14番10号
株式会社東京証券取引所　　東京都中央区日本橋兜町２番１号

第三部【提出会社の保証会社等の情報】

該当事項はありません。

第四部【特別情報】

第１【保証会社及び連動子会社の最近の財務諸表又は財務書類】

該当事項はありません。

END